UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)*

TCW Direct Lending VII LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

0001715933
(Issuer’s CIK Number)
(CUSIP Number)

Nippon Life Global Investors Americas, Inc.
277 Park Avenue, 34th Floor
New York, NY 10172
Attention: Legal Department

With a copy to:
Janice Liu, Esq.
Morgan, Lewis & Bockius LLP
300 South Grand Avenue, 22nd Floor
Los Angeles, CA 90071

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CIK No. 0001715933

1.	NAMES OF REPORTING PERSONS NLGI US Private Debt Fund I
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,290,000 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,290,000 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,290,000 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 31.24% *
14.	Type of Reporting Person (See Instructions) OO

*  See Item 5 hereof

CIK No. 0001715933

1.	NAMES OF REPORTING PERSONS Nippon Life Global Investors Americas, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,290,000 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,290,000 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,290,000 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 31.24% *
14.	Type of Reporting Person (See Instructions) IA

*  See Item 5 hereof

CIK No. 0001715933

1.	NAMES OF REPORTING PERSONS Nippon Life Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,290,000 *
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,290,000 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,290,000 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 31.24%*
14.	Type of Reporting Person (See Instructions) OO (Non-US Life Insurance Company)

*  See Item 5 hereof

SCHEDULE 13D

INTRODUCTION

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), which amends and supplements the statement on Schedule 13D dated October 29, 2018 (as amended, the “Schedule 13D”), is being filed with the United States Securities and Exchange Commission (the “SEC”) by (i) NLGI US Private Debt Fund I; (ii) Nippon Life Global Investors Americas, Inc.; and (iii) Nippon Life Insurance Company (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”) relating to the common units (the “Common Units”) of TCW Direct Lending VII LLC (the “Issuer”).

Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.  Information given in response to each Item below shall be deemed to be incorporated by reference to all other Items, as applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented with the following information:

The total amount of funds used by the Fund to purchase 490,000 Common Units of the Issuer reported herein will be $49,000,000, which is the amount required to satisfy capital calls made by the Issuer with respect to the Common Units.  With respect to capital calls made by the Issuer with respect to the Common Units, the Fund from time to time uses a subscription line of credit to fund such capital calls.   The outstanding amounts with respect to the line of credit will be repaid by March 31, 2019 by the Fund making a capital call to the holders of units of the Fund.  Accordingly, all of such funds will be directly or indirectly derived from capital contributions to the Fund.

ITEM 5.  Interest in Securities of the Issuer.

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

The Fund directly owns 4,290,000 Common Units (the “Subject Units”). The percentages used herein are calculated based upon 13,734,000 Common Units issued and outstanding as of January 14, 2019, as confirmed by the Issuer.

(a)	Amount Beneficially Owned and Percentage of Class

NLGI US Private Debt Fund I – 4,290,000 Common Units; 31.24%
Nippon Life Global Investors Americas, Inc. – 4,290,000 Common Units; 31.24%
Nippon Life Insurance Company – 4,290,000 Common Units; 31.24%

(b)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-

(ii) Shared power to vote or to direct the vote

NLGI US Private Debt Fund I – 4,290,000 Common Units
Nippon Life Global Investors Americas, Inc. – 4,290,000 Common Units

Nippon Life Insurance Company – 4,290,000 Common Units

(iii)	Sole power to dispose or to direct the disposition of

-

(iv)	Shared power to dispose or to direct the disposition of

NLGI US Private Debt Fund I – 4,290,000 Common Units
Nippon Life Global Investors Americas, Inc. – 4,290,000 Common Units
Nippon Life Insurance Company – 4,290,000 Common Units

(c)  In the past sixty days, pursuant to a subscription agreement, dated as of January 14, 2019, between the Fund and the Issuer, the Fund agreed to purchase 490,000 Common Units of the Issuer at $100 per share for a total purchase price of $49,000,000.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2019

NLGI US PRIVATE DEBT FUND I
By: MUFG FUND SERVICES (CAYMAN) LIMITED acting solely in its capacity as trustee of the NLGI US Private Debt Fund I

By: /s/ Sophia Graham
Sophia Graham

Its: Authorized Signatory

By: /s/ Monique Henry
Monique Henry

Its: Authorized Signatory

NIPPON LIFE GLOBAL INVESTORS AMERICAS, INC.

By: /s/ Hironobu Suzuki
Hironobu Suzuki

Its: Senior Executive Vice President

NIPPON LIFE INSURANCE COMPANY

By: /s/ Yosuke Masuda
Yosuke Masuda

Its: Deputy General Manager